UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Finlete Funding, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 19, 2023

Physical address of issuer
350 10th Avenue, Suite 1000, San Diego, CA 92101

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$171,458.32	$0.00
Cash & Cash Equivalents	$20,503.20	$0.00
Accounts Receivable	$955.12	$0.00
Short-term Debt	$21,453.32	$0.00
Long-term Debt	$150,000.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

April 14, 2025

FORM C-AR

Finlete Funding, Inc.
350 10th Avenue, Suite 1000, San Diego, CA 92101



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Finlete Funding, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.finlete.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 14, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Finlete Funding, Inc. (the "Company") is a Delaware Corporation, formed on December 19, 2023. The Company is located at 350 10th Avenue, Suite 1000, San Diego, CA 92101. The Company's website is www.finlete.com. The information available on or through our website is not a part of this Form C-AR.

The Business. Finlete Funding, Inc. ("Finlete Funding," "Company," "we" and "our"), is an operating subsidiary of Finlete, Inc. that enters into agreements with promising professional athletes in which Finlete Funding will provide upfront funding and help promote that athlete's personal brand in exchange for a percentage of future revenues generated by the athlete (each a "Player Agreement"). Finlete Funding then allows investors to participate in the performance of those agreements through specifically designated classes of preferred stock. These investments are made available through securities offerings that are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

RISK FACTORS

Risks Related to the Company's Limited Operating History, Financial Position and Capital Needs

We have a very limited operating history, which may make it difficult for investors to evaluate the success of our business to date and to assess our future viability. Our business model also requires us to make substantial upfront payments to players in exchange for rights to future payments. Our operations to date have been limited to organizing and staffing our company, evaluating, targeting, and accessing athletes that meet our criteria, negotiating the acquisition of rights associated with those athletes, engaging in marketing campaigns for the offering of these shares and managing our potential Player Agreements. Our First Regulation CF Offering was completed on August 7, 2024, with the Company raising $78,288, issuing 9,786 shares of Echedry Vargas Preferred Stock, and receiving a 1% interest in Vargas's pre-tax future PBE. We entered into three (3) Player Agreements as of 12/31/24 and another seven (7) thus far in 2025. We intend to enter into additional Player Agreements in the future with other contract parties and are actively pursuing these Player Agreements. We have no history to demonstrate, and we can make no assurances, that our business model will be successful, or whether any of our Player Agreements will be profitable. Consequently, it will be difficult for anyone to predict our future success, performance, or viability, and more difficult than it would be if we had a longer operating history and/or successful Player Agreements to judge the viability of our business model. Any such predictions may not be accurate or reliable.

We have incurred losses since our inception and anticipate that we will continue to incur losses in the future. We are currently in a start-up phase and therefore have a very limited operating history. Investment in our company is highly speculative because it entails substantial upfront cost and significant risk that we may never become commercially viable. Our parent, Finlete, Inc., has incurred expenses from which we have benefited. Our Parent is not obligated to continue to incur expenses on our behalf or lend us any funds and we expect that we will incur significant expenses related to our ongoing operations. We expect to continue to incur losses for the foreseeable future as we continue evaluating, targeting, and accessing athletes, negotiating the terms of Player Agreements that meet our criteria, and developing the infrastructure necessary to support our operations to enhance the value of those athletes. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, the rate at which we are able to enter into Player Agreements that meet our criteria and the ability of those Player Agreements to generate income and cash flow. Even if our Player Agreements generate cash flows, they may not produce payments quickly enough to cover our expenses. If any athletes with whom we have or may contract in the future, fail to make payments in amounts we expect, or at all, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our expected future losses will have an adverse effect on our stockholders' equity and working capital.

Our Auditor issued a "going concern" note in the 2023 audited financials. Finlete Funding will likely realize losses prior to generating positive working capital for an unknown period of time. The Company may not generate sufficient future cash flows to sustain its business, and there can be no assurance that the Company will be able to find sufficient demand for its services. If there is limited market acceptance for the Company's services, then its future cash flows will be negatively impacted.

Our principal source of cash flows for the foreseeable future will be derived from our Player Agreements. There are a number of risks relating to Player Agreements. If any of these risks occur it could have a material and adverse impact on our business, financial condition, and results of operations.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all. Our success depends largely upon the continued services of our executive officers and other key personnel, particularly George Robert Connolly, our Chief Executive Officer. Our executive officers or key employees could terminate their employment with Finlete Funding and/or our Parent at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

The Company could be subject to political, economic, climate and force majeure risks. Finlete Funding is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the sports industry. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war,

terrorism, business regulation changes, and labor legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics/pandemics, demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

We may not have sufficient insurance coverage and an interruption of our business or loss of a key member of our personnel or player due to injury or death could have a material adverse effect on our financial condition and operations. We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability claims. If such events were to occur, our business, financial performance and financial position may be materially and adversely affected.

We could become involved in claims or litigations that may result in adverse outcomes. From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management's attention and resources from other matters

Risks Related to the Player Agreements

We have very limited experience managing Player Agreements and we have very limited historical performance data about our Player Agreements. We had not signed any Player Agreements until 2024. Due to our limited experience with Player Agreements, we have limited historical performance data regarding our ability to generate cash receipts from the management of Player Agreements and the likelihood of long-term performance of the player, or our ability to aid players in enhancing their personal brand reach and brand value. We may change how we estimate the value of future Player Agreements, and investors who invest early may not benefit from the experience that we gain from our early Player Agreements.

Our cash received under our Player Agreements will depend upon the continued satisfactory performance of the related player, and we do not have any rights to require the player to take any significant actions to attract or maintain or otherwise generate income. Some or all of the income that a player is expected to generate is contingent on continued satisfactory performance and is not guaranteed. Although we structure our Player Agreements so that the player maintains the substantial majority of future income earned as an athlete to help ensure that the player will maintain incentives to continue to generate income from professional athletics, we can provide no assurances that the player will do so. While our Player Agreements requires a certain number of virtual meetings and autograph signings, a player may retire from being a professional athlete, at any time and for any reason, or may suffer a career ending injury. A player has no obligation to take any actions to generate income and may choose not to do anything to generate income. Our current Player Agreement contains and future Player Agreements will contain no restriction on the ability of a player to change professions or earn money in unrelated fields, and such income may not be subject to the player payments under the Player Agreement. In any of these events, we may lose some or all of the potential income associated with Player Agreements.

Our players will not be affiliates, directors, officers or employees of our Company and will not owe fiduciary duties to us or any of our stockholders. Our players will not have obligations to enhance the value of their personal brand or disclose information to our stockholders. Events

7

in a player's personal life, including relationships with spouse, family, friends, etc. could have a significant impact on a player's performance in their occupation. A player is and/or will be under no obligation to disclose any personal matters to the holders of shares of our stocks. In addition, a player has no obligation to enhance the value of their personal brand. For example, a contract party in the MLB may agree to a salary reduction to assist their team in staying within the league salary cap, to be on a more competitive team, or to stay with a specific team, all of which may have the effect of reducing potential income and conflict with stockholders' interests in maximizing income. Since a player's obligations under a Player Agreement are solely limited to obligations owed to the Company, the holders of shares of our stock have no contractual right to enforce such obligations against such player. Furthermore, since a player is and/or will not be a director or an officer of the Company, such player owes no fiduciary obligations to the holders of shares of our stock. As a result, our stockholders will have no recourse directly against a player, either under their respective Player Agreement or under the securities or corporate laws.

A player may become subject to injury, illness, medical condition or death, or could be subject to public scandal or other repetitional harm. Our focus for the foreseeable future is to enter into Player Agreements with promising athletes who have the potential to play professional sports. There is a high risk of injury in many professional sports. Nevertheless, we do not and do not intend to maintain any insurance against the loss of Player Payments as a result of injury, illness, medical condition, or death of the player. Therefore, if a player becomes injured or sustains a serious illness or other adverse medical condition in the course of their professional career or otherwise, or dies, the Player Payments, would likely be dramatically less than we anticipate, or may cease completely. Any harm to the public reputation of a player, or association of the player's name with a public scandal, may reduce the player's ability to participate in professional athletics, reducing the potential for Player Payments.

Our Player Agreements are not secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against players in the event of any default. The payments under a Player Agreement will be unsecured obligations of the player and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority. Therefore, we will be limited in our ability to collect any payments that may be owed to us under a Player Agreement if those amounts are not paid. If the player defaults under the Player Agreement, there can be no assurances that the player will have adequate resources, if any, to satisfy any obligations to us under the Player Agreement.

An economic downturn and adverse economic conditions may harm a player's earning potential. Economic downturns and adverse economic conditions may negatively affect the earnings of a player. For example, the MLB market salary cap is dependent upon the revenues the MLB receives and an economic downturn could result in a stagnant or declining salary cap.

The amount of money generated by Player Agreements with a player is substantially dependent upon the player's ability to become contracted and play out his player contract. The opportunity to receive dividends from an investment in shares will depend in large part upon the ability of a player to generate significant future income from professional sports. However, in many cases, the amount of return under a player contract is not guaranteed. If a player does not enter into high-value player contracts, or cannot complete the terms of the player contract, there is no guarantee that the Player Agreement will result in positive cash flow.

A player could cease playing professional sports at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional leagues. We expect that a

significant portion of the revenue we expect to receive from a player will come from future professional player contracts. However, a player could cease playing professional athletics at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional league. If any of these were to occur, a player would not receive amounts under their existing player contract and may not be able to secure future playing contracts.

Players could be negatively affected by a work stoppage. If the professional league experiences a work stoppage, then the earnings of a player in such professional sports organization will be adversely affected. If either a strike or a lockout occurs during a playing season, a player's pay may be suspended. A player's earnings are heavily dependent on their professional salary and would be negatively affected by any such work stoppage. This would have a negative impact on the payments we receive under Player Agreements. We can give no assurances that such work stoppages will not occur.

In general, we have limited historical data upon which to base our valuation and projections of a player's future earnings potential. Nine (9) out of the ten (10) Players we have signed have not yet been promoted to a major league sport, and although the player in our Second Regulation CF Offering, Emmanuel Clase, is currently under contract with the Cleveland Guardians through the end of the 2028 MLB season, there is no guarantee that he'll be able to play out that contract, and additional prospective players may not yet have been promoted to major league sports. Although they may currently play professionally in minor leagues, their past performance may not be inductive of their future performance in the major leagues. As a result, we have limited historical data upon which to build our analysis and valuation of the future professional sports earnings.

It is difficult to estimate with precision the projected future earnings of a player because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment. Because the length of a player's playing career is uncertain, we make certain estimates to predict a player's career length. Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of a player in his professional sport activities. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in our shares.

Future negative publicity could harm a player's reputation and impair the value of his personal brand. The return on your investment depends on the value and strength of the personal brand and reputation of the players as well as the financial success of Finlete Funding as a whole. Unfavorable publicity regarding a player's professional performance or his behavior off the field could negatively affect his brand and reputation. Any negative publicity regarding a player's on-field performance or off-the-field behavior or otherwise could damage his reputation and impair the value of his brand.

Leonardo Bernal's potential future MLB player contract is a significant portion of the future cash we would receive under the Bernal Agreement; Echedry Vargas's potential future MLB player contract is a significant portion of the future cash we would receive under the Vargas Agreement. Much of the future cash expected to be received under the Bernal Agreement and Vargas Agreement, respectively, is tied to Leonardo Bernal and Echedry Vargas's prospects of a

professional baseball career and their future MLB player contracts. Further all of the cash that you would receive as distributions from the shares of Preferred Stock would be tied to an MLB contract or contracts at the other professional baseball leagues. We cannot guarantee that Bernal or Vargas will be able to enter into a professional baseball player contract. We estimate Bernal will be in contention for an MLB roster spot by the end of the 2026 MLB season. We estimate Vargas will be in contention for an MLB roster spot by the end of the 2027 MLB season. These estimates are based on their current development pace, performance in the minors, assessment of their potential, and comparison to similar athletes. Upon making their MLB debuts, they would earn at least the MLB minimum salary, which is set to be $780,000 in 2026. This figure is determined by the MLB Collective Bargaining Agreement and is subject to annual changes. They would then become eligible for a higher salary after accruing three (3) years of MLB service time. The MLB arbitration process allows players with more than three (3) but less than six (6) years of service time to negotiate their annual salaries with their team based on the salaries of other players with comparable service time and performance, among other factors. Players typically go through three (3) years of arbitration before reaching free agency. After the arbitration years, players become free agents, which means they are free to negotiate a new contract with any MLB team for any amount and any duration. The MLB contracts that Bernal and Vargas may secure in the future, starting with the minimum salary and moving through arbitration years, form a critical component of the future cash flow from their respective Player Agreements with Finlete Funding. While the nature of the sport means there are inherent uncertainties, the structure of MLB salaries and contracts provides a reasonably reliable foundation for estimating cash flow. Our projections are based on current data and will be adjusted over time.

Any revenue received from the Vargas Agreement will be subject to the performance and health of Echedry Vargas as well as the risks related to Player Agreements in general. Future payments from the Vargas Agreement are subject to risks, including:

- The profitability of the Vargas Agreement is substantially dependent upon Mr. Vargas entering into a high-value MLB player contract. If Mr. Vargas does enter into additional high-value MLB player contracts, there is no guarantee that there will be any payments of PBE and therefore any distributions related to your investment.
- We have very limited experience managing Player Agreements and we have very limited historical performance data about our Player Agreements.
- Cash received under the Vargas Agreement will depend upon the continued satisfactory performance of Mr. Vargas, and we do not have any rights to require him to take any actions to attract or maintain or otherwise generate PBE.
- Mr. Vargas is not our affiliate, director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders. Mr. Vargas has no obligation to enhance the value of his personal brand or disclose information to our stockholders.
- PBE may decrease due to factors outside the control of Mr. Vargas, such as an injury, illness, medical condition or his death, or due to other factors such as public scandal or other reputational harm.
- The Vargas Agreement is not insured or secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against Mr. Vargas in the event of any default.
- The financial and other information that we obtained and/or will obtain from Mr. Vargas or other third parties may be inaccurate and may not accurately reflect his true financial position, and the risk of default on the Vargas Agreement may be significant and may be higher than we anticipate.

- Our due diligence procedures may not reveal all relevant information regarding Mr. Vargas and may result in an inaccurate assessment of the projected value of his personal brand.
- An economic downturn and adverse economic conditions may harm Mr. Vargas's earning potential.
- The amount of money generated by the Vargas Agreement is substantially dependent upon Mr. Vargas's ability to become contracted by MLB and play out his player contract.
- PBE may be reduced by work stoppage.
- There could be a decline in the popularity of the professional sports organization in which Mr. Vargas may plays, or he may never achieve that popularity or market acceptance that we have projected.
- We have limited data upon which to base our valuation and projections of a Mr. Vargas's future earnings potential.
- It is difficult to estimate with precision the projected future earnings of Mr. Vargas because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.
- Future negative publicity of Mr. Vargas could harm his reputation and impair the value of his brand.

The occurrence of any of the above my limit payments received under the Vargas Agreement and/or payments received as PBE, which would mean that may not receive any distributions related to your ownership of the shares of Echedry Vargas Preferred Stock.

Any revenue received from the Bernal Agreement will be subject to the performance and health of Leonardo Bernal as well as the risks related to Player Agreements in general. Future payments from the Bernal Agreement are subject to risks, including:

- The profitability of the Bernal Agreement is substantially dependent upon Mr. Bernal entering into a high-value MLB player contract. If Mr. Bernal does enter into additional high-value MLB player contracts, there is no guarantee that there will be any payments of PBE and therefore any distributions related to your investment.
- We have very limited experience managing Player Agreements and we have very limited historical performance data about our Player Agreements.
- Cash received under the Bernal Agreement will depend upon the continued satisfactory performance of Mr. Bernal, and we do not have any rights to require him to take any actions to attract or maintain or otherwise generate PBE.
- Mr. Bernal is not our affiliate, director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders. Mr. Bernal has no obligation to enhance the value of his personal brand or disclose information to our stockholders.
- PBE may decrease due to factors outside the control of Mr. Bernal, such as an injury, illness, medical condition or his death, or due to other factors such as public scandal or other reputational harm.
- The Bernal Agreement is not insured or secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against Mr. Bernal in the event of any default.
- The financial and other information that we obtained and/or will obtain from Mr. Bernal or other third parties may be inaccurate and may not accurately reflect his true financial

position, and the risk of default on the Bernal Agreement may be significant and may be higher than we anticipate.

- Our due diligence procedures may not reveal all relevant information regarding Mr. Bernal and may result in an inaccurate assessment of the projected value of his personal brand.
- An economic downturn and adverse economic conditions may harm Mr. Bernal' earning potential.
- The amount of money generated by the Bernal Agreement is substantially dependent upon Mr. Bernal' ability to become contracted by MLB and play out his player contract.
- PBE may be reduced by work stoppage.
- There could be a decline in the popularity of the professional sports organization in which Mr. Bernal may plays, or he may never achieve that popularity or market acceptance that we have projected.
- We have limited data upon which to base our valuation and projections of a Mr. Bernal's future earnings potential.
- It is difficult to estimate with precision the projected future earnings of Mr. Bernal because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.
- Future negative publicity of Mr. Bernal could harm his reputation and impair the value of his brand.

The occurrence of any of the above my limit payments received under the Bernal Agreement and/or payments received as PBE, which would mean that may not receive any distributions related to your ownership of the shares of Leonardo Bernal Preferred Stock.

Besides the $13,300,000 on his current contract with the Cleveland Guardians, revenue received from the Clase Agreement will be subject to the performance and health of Emmanuel Clase as well as the risks related to Player Agreements in general. Future payments from the Clase Agreement are subject to risks, including:

- The profitability of the Clase Agreement is substantially dependent upon Mr. Clase entering into additional high-value MLB player contracts. If Mr. Clase does enter into additional high-value MLB player contracts, there is no guarantee that there will be any payments of PBE and therefore any distributions related to your investment.
- We have very limited experience managing Player Agreements and we have very limited historical performance data about our Player Agreements.
- The contract with Mr. Clase is our second contract and was entered on July 16, 2024.
- Cash received under the Clase Agreement will depend upon the continued satisfactory performance of Mr. Clase, and we do not have any rights to require him to take any actions to attract or maintain or otherwise generate PBE.
- Mr. Clase is not our affiliate, director, officer or employee of our company and owes no fiduciary duties to us or any of our stockholders. Mr. Clase has no obligation to enhance the value of his personal brand or disclose information to our stockholders.
- PBE may decrease due to factors outside the control of Mr. Clase, such as an injury, illness, medical condition or his death, or due to other factors such as public scandal or other reputational harm.

- The Clase Agreement is not insured or secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against Mr. Clase in the event of any default.
- The financial and other information that we obtained and/or will obtain from Mr. Clase or other third parties may be inaccurate and may not accurately reflect his true financial position, and the risk of default on the Clase Agreement may be significant and may be higher than we anticipate.
- Our due diligence procedures may not reveal all relevant information regarding Mr. Clase and may result in an inaccurate assessment of the projected value of his personal brand.
- An economic downturn and adverse economic conditions may harm Mr. Clase's earning potential.
- The amount of money generated by the Clase Agreement is substantially dependent upon Mr. Clase's ability to remain contracted by MLB and play out his player contract.
- PBE may be reduced by work stoppage.
- There could be a decline in the popularity of the professional sports organization in which Mr. Clase may play.
- It is difficult to estimate with precision the projected future earnings of Mr. Clase because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.
- Future negative publicity of Mr. Clase could harm his reputation and impair the value of his brand.

The occurrence of any of the above my limit payments received under the Clase Agreement and/or payments received as PBE, which would mean that may not receive any distributions related to your ownership of the shares of Emmanuel Clase Preferred Stock.

Risks Relating to our Corporate Structure

A specified portion of the potential payments associated with the Player Agreements (e.g. Bernal Agreement) will be attributed to our common stock rather than the respective preferred stock (e.g. Leonardo Bernal Preferred Stock). Therefore, your shares will only partially reflect the economic performance of the Player Agreement. The shares of preferred stock only track part of the underlying agreement. For instance, the Leonardo Bernal Preferred Stock is only entitled to receive 90% of the PBE that is received by the Company and adjusted for tax payments, and the remaining 10% of the PBE under the Bernal Agreement will be attributed to our common stock. Similarly, in the future when we issue additional preferred stock, we intend to attribute a portion of the PBE under the associated Player Agreements to the common stock as well as limit which revenues stemming from the contract will inure to the benefit of the holders of preferred stocks. Therefore, each of series of our preferred stock will only partially reflect the economic performance of the associated Player Agreement and other assets and expenses of the associated preferred stock, even though we may use the proceeds of our preferred stock offerings to fund the full purchase price of the associated Player Agreement. In addition, an investment in any of our preferred stocks would not represent an ownership interest in any related Player Agreement.

Our preferred stock is exposed to additional risks associated with the Company as a whole, including any individual preferred stock that exists at the time of any investment or that we may establish and issue in the future. Investors can only receive dividends to the extent our Company can legally pay dividends under Delaware law. For instance, if there is revenue from a Player Agreement but the rest of the Company does poorly, we may be legally restricted from

paying any distributions. Further, holders of shares in any of our preferred stock will not have any legal rights related to specific assets attributed to the associated preferred stock. Rather, Finlete Funding will retain legal title to all of its assets, including the Players Agreements, and, in any liquidation, holders of our preferred stock will be entitled to receive a proportionate share to any distributions to the extent there are available net assets available for distribution to stockholders after we satisfy our creditors, including creditors of any preferred stock other than a preferred stock in which you may invest.

We could be required to use assets attributed to one series of preferred stock to pay liabilities attributed to another series of preferred. The assets attributed to one preferred stock are potentially subject to the liabilities attributed to another preferred stock, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other preferred stock. No provision of our certificate of incorporation prevents us from satisfying liabilities of one preferred stock with assets of another preferred stock, and our creditors will not in any way be limited by our capital structure from proceeding against any assets they could have proceeded against if we did not have any preferred stocks. As a result, although we intend for the preferred stocks to received certain payments based on the performance of a particular Player Agreement, we cannot provide any guarantee that the preferred stock will be able to do so and will not be subject to a disproportionate share of the burden of any non-performing Player Agreements, whether or not included in the assets attributed to such preferred stock, and will not be attributed a disproportionate amount of our general liabilities, costs and expenses.

We can amend or terminate the Player Agreements (e.g. Bernal Agreement) without the vote of the holders of preferred stock (e.g. Leonardo Bernal Preferred Stock). For instance, the parties to the Bernal Agreement, specifically Finlete Funding and Leonardo Bernal, can mutually agree to terminate and/or amend the Bernal Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

In the event of a liquidation of Finlete Funding, holders of any of our preferred stock will not have a priority with respect to the assets attributed to the associated preferred stock remaining for distribution to stockholders. Upon liquidation, dissolution, or winding up of Finlete Funding as a whole, holders of shares of preferred stock will be entitled to receive any payments owed to them under the series designation, after prior payments in full satisfaction of creditors. However, if the assets of Finlete Funding legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to all outstanding shares of preferred stock the full amount to which they would otherwise be entitled, then the assets available for distribution to the holders of preferred stock may be reduced depending on the future series designations.

Risks Related to the Securities

Our Parent has control over key decision-making as a result of its control over all of our common stock. Our Parent holds 100% of the voting power of our outstanding capital stock. Our common stock is entitled to one vote per share, whereas the preferred stock has no right to vote on matters presented to the stockholders for vote. Our Parent is entitled to vote its shares in its own interests, which may not always be in the interests of the holders of preferred stock.

Management has discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to

use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management; upon whose judgment and discretion the investors must depend.

Any valuation at this stage is difficult to assess. The price of all series of preferred stock was determined based on potential distributions of the stock, which is based on revenues from the respective Player Agreement as well as the overall performance of our Company. Such determination, especially for our first contract and for early-stage companies with no operating history, is difficult to assess, uncertain, and contains a high degree of risk. Investors should not invest if they disagree with the Company's estimated valuation.

The preferred stock will not be freely tradable until one year from the initial purchase date. Although the preferred stock may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the preferred stock. Because the preferred stock has not been registered under the Securities Act, or under the securities laws of any state or non-United States jurisdiction, the preferred stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the preferred stock may also adversely affect the price that you might be able to obtain for the preferred stock in a private sale. Investors in this offering should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The shares are a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase the Shares. The shares are highly risky and speculative. An investment in the shares is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the shares, you should not purchase the shares.

Credit card risk. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards

and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Noncompliance with laws and regulations may impair our ability to arrange or service the Player Agreements. Generally, failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect all or part of the payments under the Player Agreements and, in addition, could subject us to damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and may result in the Players attempting to rescind the Player Agreements. For example, if we were deemed to be an investment company under the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition, and results of operations. The Company could also become subject to regulatory fines and penalties, with investors having a right to rescind their investments.

If we were deemed an "investment company" under the Investment Company Act of 1940 (the "1940 Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. A company will generally be deemed to be an "investment company" for purposes of the 1940 Act if: (1) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in. the business of investing, reinvesting or trading in securities; or (2) it owns or proposes to acquire "investment securities", including investment contracts, having a value exceeding 40% of the value of its total assets. We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a company engaged in the business of generating income based on our responsibilities and the income of athletes under the Player Agreements. Furthermore, while certain revenue-sharing agreements may be deemed to be investment contracts, and thus securities, we do not believe that the Player Agreements would be deemed to be investment contracts. If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies the SEC may pursue, it may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission.

Future fundraising may affect the rights of investors. In order to fund operations, the Company plans to raise additional funds in the future, either by offering securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The certificate of incorporation and the subscription agreement have forum selection provisions that require that certain disputes be resolved in state or federal courts in the State of Delaware for the certificate of incorporation and the Southern District of the State of California for the subscription agreement regardless of convenience or cost to you, the investor. Section 21 of the Company's Certificate of Incorporation provides federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction. Further, in order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the Southern District of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by

the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, if the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business. Finlete Funding, Inc. ("Finlete Funding," "Company," "we" and "our"), is an operating subsidiary of Finlete, Inc. that enters into agreements with promising professional athletes in which Finlete Funding will provide upfront funding and help promote that athlete's personal brand in exchange for a percentage of future revenues generated by the athlete (each a "Player Agreement"). Finlete Funding then allows investors to participate in the performance of those agreements through specifically designated classes of preferred stock. These investments are made available through securities offerings that are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

Business Plan. Our goal is to help promising young athletes garner support and build a following while deepening fan engagement as we know it. Our belief is that every fan a young athlete gains through the Company will root for the athlete every step of the way in their career, creating a very special dynamic in which fans and athletes maintain a relationship for 10-20+ years and, hopefully, beyond. Through each step of the athlete's career, we plan to facilitate and monetize opportunities for fans who invest in our offerings to engage in various ways with athletes with whom we have Player Agreements. Finlete Funding operates by entering into Player Agreements with promising athletes. These agreements include material terms and obligations on the part of the player and Finlete Funding.

These terms include:
- The "Finlete Payment" in which Finlete Funding provides installment payments to the athlete over a specified period;
- The "Player Payment" in which the player pays a portion of the players earnings in installment payments to Finlete Funding over the term of the Player Agreement;
- "Mandatory Appearances" by the athlete at virtual events sponsored by Finlete Funding;
- A grant of a "Non-exclusive License" to the athlete's name, image, likeness, voice, and personal background and history in order for Finlete Funding to promote the athlete;
- The "Percentage" of the player's future earnings subject to the agreement; and The "Term" of the agreement in years.

Under these terms, we plan to enhance the reach and value of the player's brand, thereby increasing the potential value of the player and the agreement. Historically, athletes have only entered into these types of agreements in exchange for payment from their future earnings with closed-door funds and/or companies. Together with our Parent, we intend to democratize access to these opportunities so that fans can become involved while enhancing brand value for athletes to a much greater extent than was previously possible. The result is that the Company is sharing the risks with the player that are associated with the variability and uncertainty of the athlete's

potential future earnings. If a player does well and signs with a professional sports team, Finlete Funding will receive a percentage of the player's future earnings, which may be more than the funds Finlete Funding provided to the player. If the player does not secure a contract with a professional team, the Company may not receive any payments from the player.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors. The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: George Robert Connolly

All positions and offices held with the Company and date such position(s) was held with start and ending dates: CEO, December 2023 - Present Director, December 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates: George Robert Connolly is a seasoned entrepreneur based in San Diego, CA. He has served as Co-founder & CEO of Finlete, Inc. since the company's inception in January 2021. His career is marked by a robust sales background and a proven track record in founding and scaling startups to successful exits including AgentBuzz, which was acquired by OakParkCreative in September 2019 and HeroDogBox, which was acquired by GetPetBox in March 2014.

Education: Rob studied business administration and management at Western Governors University.

Officers. The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: George Robert Connolly

All positions and offices held with the Company and date such position(s) was held with start and ending dates: CEO, December 2023 - Present Director, December 2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates: George Robert Connolly is a seasoned entrepreneur based in San Diego, CA. He has served as Co-founder & CEO of Finlete, Inc. since the company's inception in January 2021. His career is marked by a robust sales background and a proven track record in founding and scaling startups to successful exits including AgentBuzz, which was acquired by OakParkCreative in September 2019 and HeroDogBox, which was acquired by GetPetBox in March 2014.

Education: Rob studied business administration and management at Western Governors University.

Indemnification: Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or

threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees: The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization: The Company has issued the following outstanding Securities:

Type of Security	Common Stock
Amount Outstanding	10
Voting Rights	With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or Information.	None

Type of Security	Echedry Vargas Preferred Stock
Amount Outstanding	9,786
Voting Rights	None, other than as may be required by applicable law or as set forth below: The Corporation may not, and shall not, amend or repeal the Certificate of Designations of Preferences and Rights of Echedry Vargas Preferred Stock in any manner that would be material and adverse to the Holders without the prior written consent of Holders holding a majority of the Echedry Vargas Stock then issued and outstanding, in which vote each share of Echedry Vargas Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders, and any such act or transaction entered into without such vote or consent shall be null and void *ab initio*, and of no force or effect.
Anti-Dilution Rights	See above
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or Information.	None

Type of Security	Emmanuel Clase Preferred Stock
Amount Outstanding	13,165
Voting Rights	None, other than as may be required by applicable law or as set forth below: The Corporation may not, and shall not, amend or repeal the Certificate of Designations of Preferences and Rights of Emmanuel Clase Preferred Stock in any manner that would be material and adverse to the Holders without the prior written consent of Holders holding a majority of the Emmanuel Clase Stock then issued and outstanding, in which vote each share of Emmanuel Clase Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders, and any such act or transaction entered into without such vote or consent shall be null and void *ab initio,* and of no force or effect.
Anti-Dilution Rights	See above
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or Information.	None

Type of Security	Leonardo Bernal Preferred Stock
Amount Outstanding	0
Voting Rights	None, other than as may be required by applicable law or as set forth below: The Corporation may not, and shall not, amend or repeal the Certificate of Designations of Preferences and Rights of Leonardo Bernal Preferred Stock in any manner that would be material and adverse to the Holders without the prior written consent of Holders holding a majority of the Leonardo Bernal Stock then issued and outstanding, in which vote each share of Leonardo Bernal Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders, and any such act or transaction entered into without such vote or consent shall be null and void *ab initio*, and of no force or effect.
Anti-Dilution Rights	See above
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or Information.	None

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	10			December 20, 2023	
Echedry Vargas Preferred Stock	9,786	$78,288.00	62.5% will be used to fund the Vargas Agreement. 37.5% of proceeds will be used to pay offering costs.	February 27, 2024	Regulation CF
Emmanuel Clase Preferred Stock	13,165	$157,980.00	69.44% will be used to fund the Clase Agreement. 30.56% of proceeds will be used to pay offering costs.	September 12, 2024	Regulation CF
Leonardo Bernal Preferred Stock	0	$0.00	68% will be used to fund the Bernal Agreement. 32% of proceeds will be used to pay offering costs.	December 13, 2024	Regulation CF

Ownership. Finlete, Inc. is the sole holder of Common Stock of Finlete Funding, Inc. Preferred Stock series are Echedry Vargas Preferred Stock, Emmanuel Clase Preferred Stock, and Leonardo Bernal Preferred Stock. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Finlete, Inc.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations. To date, the Company is not profitable and is still a "development stage company." As of December 31, 2023, the Company had no cash on its balance sheet. The Company is capitalized by its parent company, Finlete, Inc. Finlete, Inc. provides management and other services, and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all of the outstanding shares of common stock of Finlete Funding, Inc. The purpose of Finlete Funding is

to support the efforts of Finlete, Inc. by contracting with athletes to invest in the potential earnings of those athletes, and for selling interests in those contracts to the public through Regulation Crowdfunding. To date, the Company has paid $50,000 under the Player Agreement with Echedry Vargas, committed up to $2,500,000 under the Player Agreement with Emmanuel Clase, and up to $680,000 under the Player Agreement with Leonardo Bernal. In the event the Company does not raise sufficient funds from this offering, it can proportionally reduce the amount of the Player Agreement and/or receive funding from an additional source.

Planned Milestones. Over the next 12 months, Finlete Funding intends to enter into additional contracts with athletes and conduct additional Regulation Crowdfunding offerings by executing on both business and financing related objectives.

Liquidity and Capital Resources. On December 20, 2023 the Company conducted an offering pursuant to and raised. On February 27, 2024 the Company conducted an offering pursuant to Regulation CF and raised $78,288.00. This offering concluded on August 7, 2024. On September 12, 2024 the Company conducted an offering pursuant to Regulation CF and raised $157,980.00. On December 13, 2024 the Company conducted an offering pursuant to Regulation CF and raised $0.00. The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer. Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions. From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has no transactions with related persons.

Conflicts of Interest. To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/George Connolly
(Signature)

George Connolly
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.
3. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

FINLETE FUNDING, INC.

FINANCIAL STATEMENTS

**DECEMBER 19, 2023 (INCEPTION)
TO DECEMBER 31, 2023**

FINANCIAL STATEMENTS DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023:



Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Shareholders, Board of Directors and
Management of Finlete Funding, Inc.

Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023 and the statements of operations, stockholder's equity and cash flows for the period from December 19, 2023 ("Inception") to December 31, 2023, and the related notes (referred to as "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flow for the period from Inception to December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company requires capital to operate and commence planned principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
February 1, 2024

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

FINLETE FUNDING, INC.
BALANCE SHEET
DECEMBER 31, 2023

ASSETS

Current assets:		
Cash and cash equivalents	$	-
Subscription receivable		10
Total assets	$	10

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	-
Total liabilities		-
Stockholder's equity:		
Preferred stock, $0.00001 par value, 200,000 shares authorized, no shares issued or outstanding		-
Common stock, $0.00001 par value, 1,000 shares authorized, 10 shares issued and outstanding		-
Additional paid-in capital		10
Total stockholder's equity		10
Total liabilities and stockholder's equity	$	10

See accompanying notes, which are an integral part of these financial statements.

Operating expenses:		
General and administrative	$	-
Total operating expenses		-
Loss from operations		-
Net loss	$	-
Weighted average common shares outstanding - basic and diluted		10
Net loss per share - basic and diluted	$	-

See accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023

| | Preferred Stock | | Common Stock | | Additional Paid-in Capital | Total Stockholder's Equity |
	Shares	Amount	Shares	Amount		
Balances at December 19, 2023 (inception)	-	$ -	-	$ -	$ -	$ -
Issuance of shares to parent entity	-	-	10	-	10	10
Net loss	-	-	-	-	-	-
Balances at December 31, 2023	-	$ -	10	$ -	10	$ 10

See accompanying notes, which are an integral part of these financial statements.

5

FINLETE FUNDING, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023

Cash flows from operating activities:		
Net loss	$	-
Adjustments to reconcile net loss to net cash used in operating activities:		
Net cash used in operating activities		-
Cash flows from investing activities		-
Cash flows from financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-
Supplemental disclosure of non-cash financing activities:		
Subscription receivable for issuance of shares to parent entity	$	10

See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Finlete Funding, Inc. (the "Company") is a corporation organized on December 19, 2023 under the laws of Delaware. The company has been formed to sign agreements with professional athletes and sell interests in those agreements via Regulation Crowdfunding.

The Company is a wholly-owned subsidiary of Finlete, Inc., a Delaware corporation. Finlete, Inc. provides sports fans the unique opportunity to buy interests in professional athletes and win together both emotionally and financially throughout their careers. Finlete, Inc. is aiming to democratize access to these opportunities so that anyone can partake.

As of December 31, 2023, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, preparations to raise capital and capital raising activities. Once the Company commences its planned principal operations, it will incur significant additional expenses and require deployment of significant capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The Company, from time to time, may receive advances from its parent entity Finlete, Inc., which are expected to be repaid.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company had not established a deposit account with a financial institution.

Organizational Costs
In accordance FASB Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition
The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Advertising and Promotion
Advertising and promotional costs are expensed as incurred.

Research and Development Costs
Costs incurred in the research and development of the Company's activities are expensed as incurred.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statement. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company has no operating loss carryforwards or deferred tax assets or liabilities, and has not yet filed tax returns.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

Net Loss per Share
Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: STOCKHOLDER'S EQUITY

The Company is authorized to issue 200,000 shares of preferred stock and 1,000 shares of common stock, $0.00001 par value.

On December 20, 2023, the Company issued 10 shares of common stock to Finlete, Inc. for a purchase price of $1.00 per share, or $10. The amount was included as a subscription receivable on the balance sheet as of December 31, 2023 and received in January 2024.

All shares of capital stock shall vote together as one class on all matters submitted to a vote of the stockholders of the Company, and the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter. No stockholder of the Company holding common stock shall have any preemptive or right to subscribe for any securities of any class unless so authorized by the Company.

Holders of the outstanding shares of common stock are entitled to one vote for each share thereof held at the record date. Subject to the rights of holders of preferred stock, holders of common stock shall be entitled to receive such cash dividends out of the assets or funds of the Company legally available.

NOTE 5: RELATED PARTY TRANSACATIONS

The business and affairs of the Company shall be managed by and under the direction of the board of directors. The initial board shall consist of one person.

NOTE 6: SUBSEQUENT EVENTS

Subscription Receivable
On January 26, 2024, the Company received $10 from Finlete Inc. pursuant to its issuance of common shares in December 2023 (see Note 4).

Preferred Stock
In January 29, 2024, the Company designated 100,000 shares of its preferred stock as Echedry Vargas Preferred Stock ("Echedry Vargas Stock"). The Echedry Vargas Stock has been created in order to raise funds that will be paid to Echedry Vargas ("the Player") pursuant to the Player Agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Corporation shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)   90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the Holders with respect to their Echedry Vargas Stock on a pro rata basis based on the number of shares of Echedry Vargas Stock issued and outstanding and held by the Holders as of the time of such distribution.

The Echedry Vargas Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Echedry Vargas Stock is not convertible into any other securities of the Company.

The Echedry Vargas Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the Player Agreement for any reason, all issued and outstanding shares of Echedry Vargas Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Echedry Vargas Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Echedry Vargas Stock.

Player Contract
In January 2024, the Company entered into an agreement with the Player indicated above. Under the terms of the agreement, the Company will receive up to 10% of the Player's future earnings for a period of 25 years for consideration of up to $500,000.

Management has evaluated subsequent events through February 1, 2024, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Finlete Funding, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Merc Bank (7744)	20,503.20
Total Bank Accounts	**$20,503.20**
Accounts Receivable	
Accounts Receivable	955.12
Total Accounts Receivable	**$955.12**
Total Current Assets	**$21,458.32**
Other Assets	
Contracted Investments	
Echedry Vargas Investment	50,000.00
Emmanuel Clase Investment	100,000.00
Total Contracted Investments	**150,000.00**
Total Other Assets	**$150,000.00**
TOTAL ASSETS	**$171,458.32**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Expenses	21,453.32
Loan- Finlete	0.00
Total Other Current Liabilities	**$21,453.32**
Total Current Liabilities	**$21,453.32**
Long-Term Liabilities	
Capital Contributions	
Capital Contributions (E Chase)	100,000.00
Capital Contributions (E Vargas)	50,000.00
Total Capital Contributions	**150,000.00**
Total Long-Term Liabilities	**$150,000.00**
Total Liabilities	**$171,453.32**
Equity	
Opening Balance Equity	5.00
Retained Earnings	
Net Income	0.00
Total Equity	**$5.00**
TOTAL LIABILITIES AND EQUITY	**$171,458.32**

Finlete Funding, Inc.

Profit and Loss

January - December 2024

	TOTAL
Income	
Management Income	55,767.94
Total Income	**$55,767.94**
Expenses	
Operation Expenses	55,767.94
Total Expenses	**$55,767.94**
NET OPERATING INCOME	**$0.00**
NET INCOME	**$0.00**

Finlete Funding, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-955.12
Accrued Expenses	21,453.32
Loan- Finlete	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**20,498.20**
Net cash provided by operating activities	**$20,498.20**
INVESTING ACTIVITIES	
Contracted Investments:Echedry Vargas Investment	-50,000.00
Contracted Investments:Emmanuel Clase Investment	-100,000.00
Net cash provided by investing activities	**$ -150,000.00**
FINANCING ACTIVITIES	
Capital Contributions:Capital Contributions (E Chase)	100,000.00
Capital Contributions:Capital Contributions (E Vargas)	50,000.00
Opening Balance Equity	5.00
Net cash provided by financing activities	**$150,005.00**
NET CASH INCREASE FOR PERIOD	$20,503.20
CASH AT END OF PERIOD	$20,503.20

Finlete Funding, Inc.

A/R Aging Summary

As of December 31, 2024

	CURRENT	1 - 30	31 - 60	61 - 90	91 AND OVER	TOTAL
Dalmore Group	955.12					$955.12
TOTAL	$955.12	$0.00	$0.00	$0.00	$0.00	$955.12

Finlete Funding, Inc.
Statement of Owner's Equity
As of December 31, 2024

	Total
Finlete Funding Inc, Capital 1/1/2024	$ 5.00
Additional Contributions	0.00
Net Income	0.00
Net cash provided by operating activities	$ 0.00
Less Withdraws	0.00
Change in Owner's Equity	$ 0.00
Finlete Funding Inc, Capital 12/31/2024	$ 5.00

Accrual Basis